Exhibit 99.1

Half-Year Report

January – June 2019

2	Group Interim Statement

Contents

MorphoSys Group:

Half-Year Report January – June 2019

3	SUMMARY

7	INTERIM GROUP MANAGEMENT REPORT

7	BUSINESS ENVIRONMENT AND ACTIVITIES

8	RESEARCH AND DEVELOPMENT AND OPERATING BUSINESS PERFORMANCE

12	INTELLECTUAL PROPERTY

13	HUMAN RESOURCES

13	FINANCIAL ANALYSIS

17	INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17	CONSOLIDATED STATEMENT OF PROFIT OR LOSS (IFRS)

18	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (IFRS)

19	CONSOLIDATED BALANCE SHEET (IFRS)

21	CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (IFRS)

23	CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS)

25	NOTES

Group Interim Statement	3

Summary of the Second Quarter of 2019

FINANCIAL RESULTS FOR THE FIRST HALF OF 2019

•	Group revenue in the first half of 2019 totaled € 48.2 million (Q1-Q2 2018: € 10.9 million), and EBIT amounted to € -29.3 million (Q1-Q2 2018: € -43.2 million).
•	The Group’s liquidity position on June 30, 2019, was € 409.2 million (December 31, 2018: € 454.7 million).
•

On July 3, 2019, MorphoSys raised its financial guidance in connection with the milestone payment of € 22 million by GSK for the start of a phase 3 program with otilimab (MOR103/GSK3196165). For 2019, MorphoSys now expects revenues in the range of € 65 to € 72 million (previous guidance: € 43 to € 50 million) and earnings before interest and taxes (EBIT) of € -105 to € -115 million (previous guidance: € -127 to € -137 million). Expected R&D expenses for proprietary programs and technology development remain unchanged in the amount of € 95 to € 105 million.

OPERATING HIGHLIGHTS FOR THE SECOND QUARTER OF 2019

PROPRIETARY DEVELOPMENT

•

In April, tafasitamab has been selected by WHO as the recommended International Nonproprietary Name (INN) for MOR208 and has now also been assigned by the United States Adopted Names (USAN) Council as nonproprietary name in the U.S.

•

On May 16, 2019, MorphoSys announced results from the primary analysis of the L-MIND study of tafasitamab (MOR208) in combination with lenalidomide in relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). These results provide an overall confirmation of the strong data previously published for this study. The objective response rate (ORR) was 60%, and the complete response rate (CR) was 43%. The median progression-free survival (mPFS) was 12.1 months, with a median follow-up period of 17.3 months. The medium duration of response (mDoR) was 21.7 months.

•

On June 22, 2019, detailed results of the primary analysis of the L-MIND study were presented at the 15th International Conference on Malignant Lymphoma (15th ICML) in Lugano, Switzerland. In addition to the topline data reported on May 16, 2019, data on median overall survival (OS) and the safety profile of the treatment were presented. OS was not yet reached (NR) (95% CI 18.3 months - NR) with a median follow-up time of 19.6 months. The 12-month OS rate was 73.3%. No unexpected toxicities from the combination treatment were observed. Infusion-related reactions (IRRs) for tafasitamab were reported for only 6% of the patients and limited to grade 1. The most frequent treatment-emergent adverse events (TEAEs) with a grade of 3 or higher were neutropenia in 48%, thrombocytopenia in 17% and anemia in 7% of patients.

•

On April 23, 2019, MorphoSys, Galapagos and Novartis announced the initiation of GECKO, a phase 2 study of a subcutaneous formulation of MOR106 in combination with topical corticosteroids. Patient recruitment will take place in the U.S. and Canada, and the study is intended to serve as an Investigational New Drug (IND) opener with the U.S. Food and Drug Administration (FDA).

•

On April 29, 2019, MorphoSys and I-Mab announced the start of a phase 3 clinical study in Taiwan to evaluate MorphoSys’s human CD38 antibody MOR202/TJ202 in combination with lenalidomide in patients with relapsed or refractory multiple myeloma. The dosing of the first patients triggered a milestone payment of US-$ 3 million to MorphoSys.

MorphoSys – II/2019

4	Group Interim Statement

•

In April, Merck Serono announced that the co-development and licensing agreement with MorphoSys will be terminated in the second quarter of 2019. The collaboration between Merck Serono and MorphoSys included programs in the early stages of drug discovery. The termination of the collaboration has no material impact on MorphoSys.

PARTNERED DISCOVERY

•

On April 15, 2019, MorphoSys announced that its licensee Janssen had further expanded the clinical development of Tremfya® into familial adenomatous polyposis (FAP), a disease of the gastrointestinal tract. MorphoSys received a milestone payment from Janssen in connection with the start of clinical development in FAP.

•

On June 14, 2019, MorphoSys announced that licensee Janssen reported that the ongoing phase 3 studies of Tremfya® in psoriatic arthritis had each met their primary endpoints. Data from both studies will serve as the basis of submissions planned later this year to the U.S. FDA and the European Medicines Agency (EMA).

CORPORATE DEVELOPMENTS

•	The Annual General Meeting of MorphoSys AG on May 22, 2019 re-elected Krisja Vermeylen and elected Sharon Curran as a new member of the Company’s Supervisory Board.
•

On June 24, 2019, Dr. Jean-Paul Kress was appointed as the new Chief Executive Officer (CEO) by the Supervisory Board, effective September 1, 2019. In his new position, Dr. Kress will succeed Dr. Simon Moroney, who will step down as CEO on September 1, 2019. Dr. Moroney will support Dr. Kress during a transition period.

•	On June 25, 2019, MorphoSys presented the members of the U.S. management team to analysts and investors in New York as part of a “Meet the Team” event.
•	At the end of the second quarter of 2019, the MorphoSys pipeline comprised a total of 119 drug candidates, 29 of which are in clinical development.

MorphoSys – II/2019

Group Interim Statement	5

SIGNIFICANT EVENTS AFTER THE END OF THE SECOND QUARTER OF 2019

•

On July 3, 2019, GlaxoSmithKline (GSK) announced the initiation of a phase 3 clinical development program with MOR103/GSK3196165 in rheumatoid arthritis (RA). The dosing of the first patient triggered a milestone payment of € 22 million to MorphoSys. In connection with the notification, GSK also announced that the antibody had been assigned the INN name otilimab.

•

On July 8, 2019, MorphoSys and Vivoryon Therapeutics AG announced that they have entered into an agreement under the terms of which MorphoSys has obtained an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. The option covers worldwide development and commercialization for cancer of Vivoryon’s family of inhibitors of the glutaminyl-peptide cyclotransferase-like (QPCTL) enzyme, including its lead compound PQ912. In exchange, MorphoSys has committed to investing up to € 15 million in a minority stake in Vivoryon Therapeutics as part of a capital raise planned for later this year.

MorphoSys – II/2019

6	Group Interim Statement

MORPHOSYS PRODUCT PIPELINE AS OF JULY 23, 2019

Most Advanced Development Stage

MorphoSys – II/2019

Group Interim Statement	7

Interim Group Management Report:

January 1 – June 30, 2019

Business Environment and Activities

ECONOMIC DEVELOPMENT

The International Monetary Fund (IMF) expects the global economy to expand in 2019. Global economic output is projected to increase by 3.3% in 2019 and 3.6% in 2020. Last year, global growth was 3.6%. Underlying the slowdown in economic growth were, among other factors, trade disputes between the U.S. and China and the slowdown in economic growth in Europe. The IMF is forecasting growth of 0.8% in the current year in Germany, 1.3% in the eurozone and 2.3% in the U.S.

The German DAX index, as well as the MDAX index consisting of medium-sized companies and the TecDAX technology index performed positively in the first half of 2019. Political uncertainties and changes in some countries’ economic policies, however, continued to cause volatility on the stock markets. The trade dispute between the U.S. and its trading partner China, in particular, as well as the impact of this dispute on the European Union, have led to heightened uncertainty.

IMPLICATIONS FOR MORPHOSYS

The economic developments described above had little impact on MorphoSys’s operating performance in the first six months of 2019. The MorphoSys share started 2019 with a strong upward trend, reaching its preliminary high of € 105.00 on January 25. During the remainder of the first half of the year, however, the share’s volatility increased, closing at € 84.45 on June 28, 2019.

SECTOR OVERVIEW

The first half of 2019 was highlighted by key medical conferences where pharmaceutical and biotechnology companies present the results of their research. The world’s largest oncology conference, the annual meeting of the American Society of Clinical Oncology (ASCO), took place in early June 2019 in Chicago, followed by the leading European hematology conference, the 24th Annual Meeting of the European Hematology Association (EHA) in Amsterdam, the Netherlands, from June 13-16, 2019. In addition, the 15th International Conference on Malignant Lymphoma (15-ICML) was held in Lugano, Switzerland, from June 18-22, 2019. MorphoSys presented clinical results from its tafasitamab (MOR208) drug program at all three conferences, focusing on the presentation of data from the primary analysis of the L-MIND study at the 15-ICML.

BUSINESS PERFORMANCE

MorphoSys is pleased with the Company’s business performance in the first half of 2019, not only in terms of its proprietary pipeline and partnered discovery activities, but also in the Group’s development.

In the second quarter, MorphoSys announced the results of the primary analysis of the L-MIND study (cut-off date November 30, 2018) of its proprietary compound tafasitamab (MOR208) in combination with lenalidomide in patients with relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL).

MorphoSys – II/2019

8	Group Interim Statement

The results confirm the overall strong data already reported for this study. MorphoSys is in close interaction with the FDA in an effort to complete a regulatory filing in the United States by the end of this year. In addition, I-Mab initiated two pivotal trials in the first half of the year to investigate MOR202/TJ202 in patients with relapsed or refractory multiple myeloma. “GECKO”, a phase 2 trial, was started for the drug candidate MOR106, investigating the antibody in combination with topical corticosteroids in patients with moderate to severe atopic dermatitis. With the antibody otilimab (formerly MOR103/GSK3196165) GSK announced the start of a clinical phase 3 development program in rheumatoid arthritis at the beginning of July. The dosing of the first patient triggered a milestone payment of € 22 million to MorphoSys.

MorphoSys also received good news in the first half of the year from its Partnered Discovery segment. Janssen reported that both ongoing phase 3 studies that examine the efficacy and safety of Tremfya® in patients with moderate-to-severe psoriatic arthritis had reached their primary endpoints. The data from the two studies will serve as the basis for regulatory filings with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Moreover, Janssen also expanded the clinical development of Tremfya® with the start of clinical trials in the indications ulcerative colitis and familial adenomatous polyposis (FAP).

At the end of the second quarter of 2019, MorphoSys’s product pipeline comprised a total of 119 partnered and proprietary programs, 29 of which were in clinical development.

In the opinion of the Management Board, at the time of publishing this half-year report, MorphoSys was on track to reach its business and financial targets for the full year which have been adapted at the beginning of July.

STRATEGY AND GROUP MANAGEMENT

MorphoSys has made no changes to its strategy or Group management during the first six months of 2019. A full description of the strategy and the Group management can be found on page 25 of the 2018 Annual Report.

Research and Development and Operating Business Performance

PROPRIETARY DEVELOPMENT

MorphoSys’s proprietary development activities are currently focused on four clinical candidates:

•	the hemato-oncological program tafasitamab (MOR208), for which MorphoSys holds worldwide commercial rights;
•	the hemato-oncological program MOR202, for which MorphoSys concluded a regional licensing agreement with I-Mab in November 2017 for development in China, Hong Kong, Taiwan and Macao;
•	the antibody MOR106, co-developed with Galapagos for treating inflammatory diseases for which a global license agreement was signed with Novartis in July 2018; and
•	the lanthipeptide MOR107 developed by MorphoSys’s Dutch subsidiary Lanthio Pharma.

GlaxoSmithKline (GSK) is currently conducting clinical tests of otilimab (MOR103/GSK3196165) for the treatment of rheumatoid arthritis. The program originated as a proprietary MorphoSys program and was out-licensed to GSK.

MorphoSys – II/2019

Group Interim Statement	9

Tafasitamab (MOR208) is an investigational Fc-engineered therapeutic antibody targeting CD19, a molecule that can be found on the surface of certain blood cancer cells, that is being developed for the treatment of B cell malignancies. MorphoSys is currently investigating tafasitamab in three clinical studies in combination with other cancer drugs in the indications DLBCL and chronic lymphocytic leukemia (CLL)/small lymphocytic lymphoma (SLL). In addition to the three ongoing studies, MorphoSys is currently evaluating a broadening or extension of the tafasitamab clinical development program to other indications, in other combinations and/or additional treatment lines.

The main focus of the current tafasitamab development program is on relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). Two of the three ongoing tafasitamab studies, namely the L-MIND and B-MIND trials, are being conducted in this indication. Both trials are focusing on r/r DLBCL patients who are not eligible for high-dose chemotherapy (HDC) and subsequent autologous stem cell transplantation (ASCT). The available therapy options for this group of patients are currently very limited, which is why the Company sees a high unmet medical need for new treatment alternatives.

The phase 2 L-MIND study (Lenalidomide – MOR208 IN DLBCL), initiated in April 2016, is designed as an open-label, single-arm study with the primary endpoint being the objective response rate (ORR) and multiple secondary endpoints, including progression-free survival (PFS), overall survival (OS) and time to progression (TTP). Based on interim results from the L-MIND study, the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation status in October 2017 for tafasitamab in combination with lenalidomide. The recruitment of all patients was completed in November 2017. In the second quarter of the reporting year, topline results of the primary analysis were published (cut-off date November 30, 2018 and a follow-up period of at least 12 months for all patients). Detailed data were presented on June 22, 2019 at the 15th International Conference on Malignant Lymphoma (ICML) in Lugano, Switzerland. Efficacy results in this update were based on response rates in all 80 patients, as assessed by an independent review committee. The primary endpoint, defined as the best objective response rate (ORR) compared to published data on the respective monotherapies, was met. The ORR was 60% (48 out of 80 patients), and the complete response (CR) rate was 43% (34 out of 80 patients). 82% of the CRs were PET (positron emission tomography) confirmed. The median progression-free survival (mPFS) was 12.1 months with a median follow-up of 17.3 months. Responses were durable with a median duration of response (DoR) of 21.7 months. Median overall survival (OS) was not reached (NR) (95% CI 18.3 months - NR) with a median follow-up time of 19.6 months. The 12-month OS rate was 73.3%. Efficacy parameters, such as response rates, showed comparable results in most patient subgroups of interest, including rituximab refractory versus non-refractory and primary refractory versus non-primary refractory patients.

The L-MIND treatment combination was generally well tolerated in this study; infusion-related reactions (IRRs) for tafasitamab were reported for only 6% of the patients and were limited to grade 1. The most frequent treatment-emergent adverse events (TEAEs) with a grade of 3 or higher were neutropenia in 48% of patients, thrombocytopenia in 17% and anemia in 7%. Treatment-related serious adverse events (SAEs) occurred in 15 (18.5%) patients, the majority of which were infections or neutropenic fever. A total of 37 patients (43%) required dose reduction with lenalidomide, and 62 patients (78%) were able to remain on a daily dose of lenalidomide of 20 mg or higher.

The results of the primary analysis confirmed the strong overall data previously reported for this study. An application for approval is expected to be submitted to the FDA by the end of the year.

MorphoSys – II/2019

10	Group Interim Statement

Parallel to these results, discussions were held with European regulators to explore the possibility of using the L-MIND study as a basis for regulatory approval in Europe.

The phase 2/3 study named B-MIND (Bendamustine – MOR208 IN DLBCL) initiated in September 2016 is designed to evaluate the safety and efficacy of tafasitamab combined with the chemotherapeutic agent bendamustine in comparison to the cancer drug rituximab plus bendamustine in patients with r/r DLBCL. The study has been in the phase 3 part since mid-2017. In the first quarter of 2019, MorphoSys had implemented a secondary co-primary endpoint to the study based on a biomarker in agreement with the FDA. The overall patient population of 330 patients as well as the biomarker-positive subgroup will be separately evaluated during the event-driven interim analysis for futility expected later this year. Depending on the outcome of the interim analysis, the number of patients may increase from 330 to 450. While the interim analysis for futility was planned to take place in Q3, timelines have shifted to Q4 2019, primarily due to a slower than expected income frequency of events.

In addition to the two combination trials in DLBCL, MorphoSys has been evaluating tafasitamab in a phase 2 combination trial in chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL) since December 2016. The trial, named COSMOS (CLL patients assessed for ORR & Safety in the MOR208 Study), is specifically designed to evaluate the safety of tafasitamab in combination with the cancer drugs idelalisib (cohort A) and venetoclax (cohort B). The study enrolls patients for whom prior therapy with a Bruton’s tyrosine kinase (BTK) inhibitor, such as ibrutinib, has been discontinued. Preliminary data from both cohorts were presented at medical conferences in 2018. The treatment of patients continued during the reporting period, and the intention is to present data at the relevant medical conferences in 2019.

MOR202 is directed against CD38, an antigen that is expressed on the surface of plasma cells. MorphoSys is currently conducting a phase 1/2a study in multiple myeloma (MM). In 2018, the Company announced it will not continue the development of MOR202 for the treatment of MM following the completion of the ongoing trial. This announcement was in line with the Company’s previous announcements that MOR202 will not be developed further for the treatment of MM by MorphoSys without a suitable partner. Irrespective of this, MorphoSys continues to evaluate the potential development of MOR202 in other non-cancer indications, including certain autoimmune diseases, and plans to initiate a clinical phase 1a/2b study in the autoimmune indication anti-PLA2R antibody positive membranous nephropathy (aMN), an inflammatory disease of the kidneys, in the third quarter of 2019.

In November 2017, MorphoSys and I-Mab Biopharma signed a regional license agreement for MOR202 in China, Hong Kong, Taiwan and Macao. MorphoSys will continue to support its partner I-Mab as planned with the further development of MOR202 for the Chinese market. In March 2019, I-Mab reported that the first patient had been treated with MOR202/TJ202 in a phase 2 clinical trial in Taiwan. In this trial, MOR202/TJ202 is being studied in patients with relapsed (recurrent) or refractory (therapy-resistant) bone marrow cancer (multiple myeloma). Following the treatment of the first patients in this study, MorphoSys received a milestone payment of US-$ 5 million. On April 29, 2019, MorphoSys and I-Mab announced the start of a phase 3 clinical study in Taiwan to evaluate MOR202/TJ202 in combination with lenalidomide in patients with relapsed or refractory multiple myeloma. The dosing of the first patients triggered a milestone payment of US-$ 3 million to MorphoSys.

MorphoSys – II/2019

Group Interim Statement	11

MOR106 is a fully human antibody based on MorphoSys’s Ylanthia platform, and the first publicly disclosed antibody directed against IL-17C in clinical development worldwide. MOR106 was jointly discovered by MorphoSys and Galapagos. MorphoSys and Galapagos NV signed an agreement with Novartis Pharma AG on July 19, 2018 to further develop and commercialize MOR106 giving Novartis exclusive worldwide rights to commercialize the products resulting from the agreement. With the signing of the agreement, all future research, development, manufacturing and commercialization costs related to MOR106 are borne by Novartis. The drug candidate is being investigated in a phase 2 study which started in May 2018 named IGUANA in patients with moderately severe to severe atopic dermatitis. A phase 1 bridging study with a subcutaneous formulation of MOR106 was initiated in September 2018. In this double-arm study, MOR106 is first administered subcutaneously or intravenously to healthy volunteers (study part 1). In the second part of the study, patients with moderate to severe atopic dermatitis will be treated with several subcutaneously administered doses of MOR106 for 12 weeks. In accordance with the agreement, MorphoSys and Galapagos continued the ongoing phase 2 IGUANA trial and the phase 1 bridging study during the reporting period. In addition, MorphoSys, Galapagos and Novartis announced on April 23, 2019 the initiation of GECKO, a phase 2 study with MOR106 investigating a subcutaneous formulation of MOR106 in combination with topical corticosteroids. Patient recruiting will take place in the U.S. and Canada, and the study is intended to serve as an Investigational New Drug (IND) opener with the U.S. FDA.

Otilimab (MOR103/GSK3196165) was fully out-licensed to GlaxoSmithKline (GSK) in 2013. GSK investigated this HuCAL antibody in rheumatoid arthritis (RA) and inflammatory hand osteoarthritis, including a phase 2b clinical study in RA and a phase 2a clinical study in patients suffering from inflammatory hand osteoarthritis. GSK announced in the fall of 2018 that it no longer intended to continue the development in hand osteoarthritis. On July 3, 2019, GSK announced the start of a phase 3 program with otilimab in RA which triggered a milestone payment of €22 million to MorphoSys. The phase 3 program, called ContRAst, consists of three pivotal studies and one long-term extension study and will evaluate the antibody in patients with moderate to severe RA.

MorphoSys is also pursuing other programs in addition to those listed above, including several proprietary programs in earlier phases of research and development.

In April, Merck Serono announced that the co-development and licensing agreement with MorphoSys would be terminated in the second quarter of 2019. The collaboration between Merck Serono and MorphoSys included programs in the early stages of drug discovery. The termination of the collaboration has no material impact on MorphoSys.

On June 30, 2019, the number of therapeutic antibody programs within the Proprietary Development segment totaled 12, four of which were out-licensed (December 31, 2018: 12 programs, four of which was out-licensed). Five of these programs are in clinical development, one is in preclinical development, and six are in the discovery stage.

PARTNERED DISCOVERY

The Partnered Discovery segment comprises the activities and programs in which MorphoSys is contracted by its partners to apply its proprietary technology to discover new antibodies. Partners are then responsible for the products’ clinical development and subsequent commercialization with MorphoSys participating in the later development and commercialization success according to predefined milestone payments and royalties.

MorphoSys – II/2019

12	Group Interim Statement

In mid-April 2019, MorphoSys announced that its licensee Janssen expanded the clinical development of Tremfya® to familial adenomatous polyposis (FAP), a disease of the gastrointestinal tract. MorphoSys received a milestone payment from Janssen in connection with the start of clinical development in the indication FAP. Financial details were not disclosed.

Also in April, MorphoSys announced that its licensee Janssen had issued a press release reporting the topline results of the phase 3 trials called DISCOVER 1 and 2. The studies evaluated the efficacy and safety of guselkumab (Tremfya®) compared to placebo in adult patients with active moderate to severe psoriatic arthritis (PsA). According to Janssen, both studies met their primary endpoints of American College of Rheumatology 20 percent score improvement (ACR20). The safety profiles observed with guselkumab in the DISCOVER program were consistent with previously reported safety profiles in earlier studies of guselkumab and Tremfya® current prescribing information. The DISCOVER program comprises the first-ever phase 3 studies evaluating an IL-23 p19 inhibitor for the treatment of psoriatic arthritis. Janssen announced that data will be presented at upcoming scientific medical meetings and that data from the two DISCOVER studies will serve as the basis of submissions to the U.S. Food and Drug Administration and European Medicines Agency seeking approval of guselkumab as a treatment for psoriatic arthritis, which are anticipated for later this year.

During the first six months of 2019, the number of therapeutic antibody programs in the Partnered Discovery segment increased to a total of 107 (December 31, 2018: 104). Of these programs, 24 were in clinical development, 25 in preclinical development and 58 in the discovery stage, as of June 30, 2019. In addition our Partnered Discovery programs Tremfya® is on the market.

CORPORATE DEVELOPMENTS

At the Annual General Meeting of MorphoSys AG on May 22, 2019, all resolution proposals of the Company’s management were adopted with the required majority of votes. The Annual General Meeting re-elected Krisja Vermeylen and elected Sharon Curran as a new member of the Company’s Supervisory Board.

In April 2019, the subsidiary MorphoSys US Inc. moved its headquarters from Princeton, New Jersey, to Boston, Massachusetts.

On June 24, 2019, MorphoSys AG announced that the Company’s Supervisory Board appointed Dr. Jean-Paul Kress as the new Chief Executive Officer (CEO) effective September 1, 2019. In his new position, Dr. Kress will succeed Dr. Simon Moroney, who will step down as CEO on September 1, 2019. Dr. Moroney will support Dr. Kress during a transition period.

Intellectual Property

In the first six months of 2019, MorphoSys continued to consolidate and expand the patents protecting its development programs and growing technology portfolio, which represent the Company’s key value drivers.

Currently, the Company possesses more than 60 different proprietary patent families worldwide in addition to the numerous patent families it pursues in cooperation with its partners.

MorphoSys – II/2019

Group Interim Statement	13

Human Resources

On June 30, 2019, the MorphoSys Group had 373 employees (December 31, 2018: 329). During the first six months of 2019, the number of employees at the MorphoSys Group averaged 353(Q1-Q2  2018: 312).

Financial Analysis

Revenues

Group revenues in the first half of 2019 increased to € 48.2 million (Q1-Q2 2018: € 10.9 million). Revenues in the first half of 2019 comprised the milestone payment from GSK in the amount of € 22.0 million which was triggered by the dosing of the first patient in connection with the start of a clinical phase 3 development program. In accordance with IFRS 15 on revenues from variable consideration, this payment had to be recognized in the second quarter.

Success-based payments including royalties comprised 90%, or € 43.4 million (Q1-Q2 2018: 81% and € 8.8 million), of total revenues. From a geographical standpoint, MorphoSys generated 28%, or € 13.7 million, of its commercial revenues with biotechnology and pharmaceutical companies and non-profit organizations headquartered in North America and 72%, or € 34.5 million, with partners primarily located in Europe and Asia. In the comparable period of the previous year, these figures were 83% and 17%, respectively. Approximately 90% of the Group’s revenues were generated with partners GlaxoSmithKline, Janssen and I-Mab Biopharma (Q1-Q2 2018: 94% with Janssen, Leo Pharma and Pfizer).

PROPRIETARY DEVELOPMENT SEGMENT

In the first half of 2019, the Proprietary Development segment generated revenues of € 31.7 million (Q1-Q2 2018: € 0.3 million). These revenues included milestone payments in the amount of € 29.1 million (Q1-Q2 2018: € 0 million) as well as revenues from service fees in the amount of € 2.6 million (Q1-Q2 2018: € 0.3 million).

PARTNERED DISCOVERY SEGMENT

The revenue of the Partnered Discovery segment contained € 2.2 million of funded research and licensing fees (Q1-Q2 2018: € 1.8 million) and € 14.3 million (Q1-Q2 2018: € 8.8 million) of success-based payments and royalties.

Operating Expenses

COST OF SALES

The cost of sales in the first six months of 2019 amounted to € 9.9 million (Q1-Q2 2018: € 0 million) and included expenses related to services provided for the transfer of projects to customers. Cost of sales also included the manufacturing costs for the fermentation runs of tafasitamab that were required for the approval process in the United States. If successfully approved, the material may be used later for commercialization. According to the Group’s accounting policies, these quantities qualify as inventory. For the time being, this inventory is

MorphoSys – II/2019

14	Group Interim Statement

valued at a net selling price of nil because tafasitamab has not yet received market approval. The resulting impairment was accounted for in cost of sales.

RESEARCH AND DEVELOPMENT EXPENSES

In the first six months of 2019, research and development expenses amounted to € 49.3 million (Q1- Q2 2018: € 43.0 million). Expenses in this area were largely driven by expenses for external laboratory services in the amount of € 25.0 million (Q1-Q2 2018: € 17.3 million) as well as personnel expenses in the amount of € 13.8 million (Q1-Q2 2018: € 13.1 million). Proprietary development expenses and technology development expenses amounted to € 45.1 million in the first six months of 2019 (Q1-Q2 2018: € 39.2 million).

SELLING EXPENSES

Selling expenses amounted to € 4.9 million in the first six months of 2019 (Q1-Q2 2018: € 2.3 million). This item included mainly personnel expenses in the amount of € 2.3 million (Q1-Q2 2018: € 1.4 million) and expenses for external services of € 2.1 million (Q1-Q2 2018: € 0.5 million).

GENERAL AND ADMINISTRATIVE EXPENSES

In comparison to the same period of the previous year, general and administrative expenses increased to € 13.4 million (Q1-Q2 2018: € 9.3 million). This line item mainly comprised personnel expenses amounting to € 9.7 million (Q1-Q2 2018: € 6.9 million) and expenses for external services of € 2.0 million (Q1-Q2 2018: € 1.3 million).

Financial Position

LIQUIDITY

On June 30, 2019, the Group’s liquidity amounted to € 409.2 million, compared to € 454.7 million on December 31, 2018.

Liquidity as of June 30, 2019 is presented in the balance sheet items “cash and cash equivalents”, “financial assets at fair value, with changes recognized in profit or loss” and “other financial assets at amortized cost”.

The decrease in liquidity resulted from shifts between financial assets and cash and the use of funds for operating activities in the first six months of 2019.

Balance Sheet

ASSETS

As of June 30, 2019, total assets amounted to € 556.8 million and were € 18.0 million above their level on December 31, 2018 (€ 538.8 million). The increase in current assets by € 5.1 million resulted from the increase in accounts receivable and contract assets, cash and cash equivalents as well as financial assets at fair value through profit or loss by a total of € 39.3 million which was largely compensated by a decrease in other financial assets at amortized cost by € 35.2 million.

MorphoSys – II/2019

Group Interim Statement	15

In comparison to December 31, 2018, non-current assets increased by € 12.9 million to a total of € 162.8 million, mainly as a result of the initial recognition of the item “Right-of-Use Assets, net” as part of the application of the new IFRS 16 standard for leases in the amount of € 41.3 million. This effect was mainly offset by a decrease in non-current financial assets by € 26.0 million.

LIABILITIES

Current liabilities increased from € 45.9 million on December 31, 2018 to € 51.7 million on June 30, 2019. This effect mainly resulted from an increase in the line item “Accounts Payable and Accruals” by € 4.0 million and the initial recognition of the item “Current Portion of Lease Liabilities” due to the application of the new IFRS 16 standard in the amount of € 2.0 million.

Non-current liabilities increased by € 37.5 million compared to December 31, 2018. The increase resulted mainly from the initial recognition of the item “Lease Liabilities, Net of Current Portion” due to the application of the new IFRS 16 standard in the amount of € 37.8 million.

STOCKHOLDERS’ EQUITY

On June 30, 2019, Group equity totaled € 463.0 million compared to € 488.4 million on December 31, 2018.

As of June 30, 2019, the number of shares issued totaled 31,839,572, of which 31,584,408 were outstanding (December 31, 2018: 31,839,572 and 31,558,536 shares, respectively.

The value of treasury shares declined from € 10,398,773 on December 31, 2018 to € 9,442,544 on June 30, 2019. The reason for this decline was the transfer of 23,738 treasury shares in the amount of € 877,356 from the performance-based Long-Term Incentive Plan 2015 (LTI plan) to the Management Board and the Senior Management Group. The vesting period for this LTI plan expired on April 1, 2019 and provided beneficiaries a six-month term until October 14, 2019 to receive a total of 52,328 shares. In addition, 2,134 treasury shares valued at € 78,873 were transferred to related parties.

On June 30, 2019, additional paid-in capital amounted to € 622,013,000 (December 31, 2018: € 619,908,453). The increase totaling € 2,104,547 resulted mainly from the allocation of personnel expenses from share-based payments totaling € 3,060,776. This was partly compensated by the decline from the reclassification of treasury shares related to the allocation of shares from the LTI plan 2015 in the amount of € 877,356 and the allocation of treasury shares to related parties in the amount of € 78,873.

Risk and Opportunity Report

The risks and opportunities and their assessment remain unchanged from the situation described on pages 80-88 in the 2018 Annual Report.

MorphoSys – II/2019

16	Group Interim Statement

Outlook

FINANCIAL GUIDANCE

Due to the milestone payment for the antibody otilimab by GSK, MorphoSys increased its financial guidance for the 2019 financial year. MorphoSys expects revenues for full-year 2019 in the range of € 65 million to € 72 million (up from previously € 43 million to € 50 million). R&D expenses for proprietary programs and technology development are still expected to reach € 95 million to € 105 million. MorphoSys expects EBIT of € -105 million to € -115 million (up from previously € -127 million to € -137 million). This guidance does not take into account revenues from future collaborations and/or licensing partnerships.

The statements in the 2018 Annual Report on pages 65-68 concerning the strategic outlook, expected business and human resources developments, future research and development and the dividend policy continue to apply.

MorphoSys – II/2019

Group Interim Statement	17

Consolidated Statement of Profit or Loss

(IFRS) – (unaudited)

in €	Note	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018

Revenues	2	34,656,185	8,124,948	48,204,456	10,923,741
Operating Expenses	2
Cost of Sales		(4,921,410)	0	(9,891,210)	0
Research and Development		(24,652,089)	(25,813,012)	(49,344,574)	(42,981,245)
Selling		(3,225,981)	(1,452,098)	(4,900,824)	(2,292,594)
General and Administrative		(7,458,856)	(5,470,520)	(13,377,392)	(9,348,874)
Total Operating Expenses		(40,258,336)	(32,735,630)	(77,514,000)	(54,622,713)
Other Income		165,897	528,816	320,310	815,305
Other Expenses		(295,790)	(64,327)	(330,527)	(285,260)
Earnings before Interest and Taxes (EBIT)		(5,732,044)	(24,146,193)	(29,319,761)	(43,168,927)
Finance Income	3	113,260	195,911	1,055,110	217,136
Finance Expenses	3	(440,492)	(246,633)	(690,113)	(522,893)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets		291,000	(639,000)	859,000	(727,000)
Income Tax Benefit / (Expenses)		(91,028)	1,296,902	(433,031)	1,174,660
Consolidated Net Loss		(5,859,304)	(23,539,013)	(28,528,795)	(43,027,024)
Earnings per Share, basic and diluted		(0.19)	(0.76)	(0.90)	(1.38)
Shares Used in Computing Earnings per Share, basic and diluted		31,576,812	31,095,634	31,567,074	31,134,361

MorphoSys – II/2019

18	Group Interim Statement

Consolidated Statement of Comprehensive Income (IFRS) – (unaudited)

in €	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018

Consolidated Net Loss	(5,859,304)	(23,539,013)	(28,528,795)	(43,027,024)
Change in Fair Value of Equity Instruments through Other Comprehensive Income [1]	106,000	0	106,000	0
Foreign Currency Translation Differences from Consolidation [2]	45,835	0	31,574	0
Other Comprehensive Income	151,835	0	137,574	0
Total Comprehensive Income	(5,707,469)	(23,539,013)	(28,391,221)	(43,027,024)

1 Item will not be reclassified in terms of IAS 1.82A(a)(i) to profit or loss in subsequent periods.

2 Item will be reclassified in terms of IAS 1.82A(a)(ii) to profit or loss in subsequent periods when specific conditions are met.

MorphoSys – II/2019

Group Interim Statement	19

Consolidated Balance Sheet (IFRS)

in €	Note	June 30, 2019 (unaudited)	Dec. 31, 2018 (audited)

ASSETS
Current Assets
Cash and Cash Equivalents	4	54,704,659	45,459,836
Financial Assets at Fair Value through Profit or Loss	4	50,946,333	44,581,264
Other Financial Assets at Amortized Cost	4	233,769,000	268,922,724
Accounts Receivable and Contract Assets	4	41,436,777	17,732,933
Income Tax Receivables		98,873	161,048
Other Receivables	3, 4	1,722,028	147,449
Inventories, Net		316,661	245,161
Prepaid Expenses and Other Current Assets		10,998,433	11,654,880
Total Current Assets		393,992,764	388,905,295
Non-current Assets
Property, Plant and Equipment, Net		3,689,029	3,530,709
Right-of-Use Assets, net	1	41,343,317	0
Patents, Net		3,452,118	3,938,739
Licenses, Net		2,487,467	2,526,829
In-process R&D Programs		37,019,370	37,019,370
Software, Net		169,536	203,807
Goodwill		3,676,233	3,676,233
Other Financial Assets at Amortized Cost, Net of Current Portion	4	69,732,189	95,749,059
Shares at Fair Value through Other Comprehensive Income		338,000	232,000
Prepaid Expenses and Other Assets, Net of Current Portion		890,982	2,981,716
Total Non-current Assets		162,798,241	149,858,462
Total Assets		556,791,005	538,763,757

MorphoSys – II/2019

20	Group Interim Statement

in €	Note	June 30, 2019 (unaudited)	Dec. 31, 2018 (audited)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	4	48,800,864	44,760,615
Current Portion of Lease Liabilities	1	2,040,435	0
Tax Provisions		208,034	208,034
Other Provisions		69,603	160,411
Current Portion of Contract Liability		549,136	794,230
Convertible Bonds due to Related Parties	4	71,517	0
Total Current Liabilities		51,739,589	45,923,290
Non-current Liabilities
Lease Liabilities, Net of Current Portion	1	37,765,199	0
Other Provisions, Net of Current Portion		23,166	23,166
Contract Liability, Net of Current Portion		281,637	158,024
Convertible Bonds due to Related Parties	4	0	71,517
Deferred Tax Liability		3,939,225	3,507,233
Other Liabilities, Net of Current Portion		0	707,893
Total Non-current Liabilities		42,009,227	4,467,833
Total Liabilities		93,748,816	50,391,123

Stockholders’ Equity
Common Stock		31,839,572	31,839,572
Ordinary Shares Issued (31,839,572 and 31,839,572 for 2019 and 2018, respectively)
Ordinary Shares Outstanding (31,584,408 and 31,558,536 for 2019 and 2018, respectively)
Treasury Stock (255,164 and 281,036 shares for 2019 and 2018, respectively), at Cost		(9,442,544)	(10,398,773)
Additional Paid-in Capital		622,013,000	619,908,453
Other Comprehensive Income Reserve		(73,316)	(210,890)
Accumulated Deficit		(181,294,523)	(152,765,728)
Total Stockholders’ Equity		463,042,189	488,372,634
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		556,791,005	538,763,757

MorphoSys – II/2019

Group Interim Statement	21

Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)

		Common Stock
	Note	Shares	€

Balance as of December 31, 2017		29,420,785	29,420,785
Application of IFRS 9		0	0
Application of IFRS 15		0	0
Balance as of January 1, 2018		29,420,785	29,420,785
Capital Increase, Net of Issuance Cost of € 15,037,622		2,386,250	2,386,250
Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares		0	0
Exercise of Convertible Bonds Issued to Related Parties		1,000	1,000
Transfer of Treasury Stock for Long-Term Incentive Program		0	0
Transfer of Treasury Stock to Members of the Management Board		0	0
Reserves:
Consolidated Net Loss		0	0
Total Comprehensive Income		0	0
Balance as of June 30, 2018		31,808,035	31,808,035
Balance as of January 1, 2019		31,839,572	31,839,572
Compensation Related to the Grant of Stock Options and Performance Shares	6, 9	0	0
Transfer of Treasury Stock for Long-Term Incentive Program	5, 6	0	0
Transfer of Treasury Stock to Related Parties	5, 6	0	0
Reserves:
Change in Fair Value of Equity Instruments through Other Comprehensive Income		0	0
Foreign Currency Losses from Consolidation		0	0
Consolidated Net Loss		0	0
Total Comprehensive Income		0	0
Balance as of June 30, 2019		31,839,572	31,839,572

MorphoSys – II/2019

22	Group Interim Statement

Treasury Stock		Additional Paid-in Capital	Revaluation Reserve	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders’ Equity
Shares	€	€	€	€	€	€

319,678	(11,826,981)	438,557,856	(105,483)	0	(97,375,138)	358,671,039
0	0	0	105,483	0	(353,483)	(248,000)
0	0	0	0	0	1,135,014	1,135,014
319,678	(11,826,981)	438,557,856	0	0	(96,593,607)	359,558,053
0	0	176,189,996	0	0	0	178,576,246
0	0	3,768,628	0	0	0	3,768,628
0	0	30,875	0	0	0	31,875
(8,639)	319,297	(319,297)	0	0	0	0
(1,199)	44,315	(44,315)	0	0	0	0
0	0	0	0	0	(43,027,024)	(43,027,024)
0	0	0	0	0	(43,027,024)	(43,027,024)
309,840	(11,463,369)	618,183,743	0	0	(139,620,631)	498,907,778
281,036	(10,398,773)	619,908,453	0	(210,890)	(152,765,728)	488,372,634
0	0	3,060,776	0	0	0	3,060,776
(23,738)	877,356	(877,356)	0	0	0	0
(2,134)	78,873	(78,873)	0	0	0	0
0	0	0	0	106,000	0	106,000
0	0	0	0	31,574	0	31,574
0	0	0	0	0	(28,528,795)	(28,528,795)
0	0	0	0	137,574	(28,528,795)	(28,391,221)
255,164	(9,442,544)	622,013,000	0	(73,316)	(181,294,523)	463,042,189

MorphoSys – II/2019

Group Interim Statement	23

Consolidated Statement of Cash Flows(IFRS) – (unaudited)

Q1-Q2 (in € )	Note	2019	2018

Operating Activities:
Consolidated Net Loss		(28,528,795)	(43,027,024)
Adjustments to Reconcile Net Loss to Net Cash Provided by / (Used in) Operating Activities:
Impairment of Assets		0	4,805,466
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets		3,061,535	1,993,969
Net (Gain) / Loss on Sales of Financial Assets at Fair Value through Profit or Loss		(427,522)	25,237
(Income) from Reversals of Impairment Losses / Impairment Losses on Financial Assets		(859,000)	727,000
Proceeds from Derivative Financial Instruments		294,887	(545,632)
Net (Gain) / Loss on Derivative Financial Instruments		(440,866)	206,522
Net (Gain) / Loss on Sale of Property, Plant and Equipment		961	(22,298)
Recognition of Contract Liability		(2,234,458)	(500,084)
Share-based Payment	9	3,060,776	3,768,628
Income Tax (Benefit) / Expenses		433,031	(1,174,660)
Changes in Operating Assets and Liabilities:
Accounts Receivable and Contract Assets		(23,688,844)	(613,775)
Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables		(1,252,323)	476,691
Accounts Payable and Accruals, Lease Liabilities, Tax Provisions and Other Provisions		4,280,321	(4,078,193)
Other Liabilities		230,098	(1,223,550)
Contract Liability		2,112,976	549,107
Income Taxes Paid		(13,712)	(13,119)
Net Cash Provided by / (Used in) Operating Activities		(43,970,935)	(38,645,715)

MorphoSys – II/2019

24	Group Interim Statement

Q1-Q2 (in €)	Note	2019	2018

Investing Activities:
Purchase of Financial Assets at Fair Value through Profit or Loss		(13,326,710)	(74,870,125)
Proceeds from Sales of Financial Assets at Fair Value through Profit or Loss		7,356,761	62,500,000
Purchase of Other Financial Assets at Amortized Cost		(41,000,000)	(192,910,000)
Proceeds from Sales of Other Financial Assets at Amortized Cost		103,000,000	44,999,796
Purchase of Property, Plant and Equipment		(1,123,055)	(597,838)
Proceeds from Disposals of Property, Plant and Equipment		0	23,445
Purchase of Intangible Assets		(211,988)	(205,951)
Interest Received		50,517	49,945
Net Cash Provided by / (Used in) Investing Activities		54,745,525	(161,010,728)

Financing Activities:
Proceeds of Share Issuance		0	193,613,868
Cost of Share Issuance		0	(15,037,622)
Proceeds in Connection with Convertible Bonds Granted to Related Parties	5, 6	0	31,375
Principal Elements of Lease Payments		(1,140,958)	0
Interest Paid		(459,296)	(2,020)
Net Cash Provided by / (Used in) Financing Activities		(1,600,254)	178,605,601
Effect of Exchange Rate Differences on Cash		70,487	0
Increase / (Decrease) in Cash and Cash Equivalents		9,244,823	(21,050,842)
Cash and Cash Equivalents at the Beginning of the Period		45,459,836	76,589,129
Cash and Cash Equivalents at the End of the Period		54,704,659	55,538,287

MorphoSys – II/2019

Group Interim Statement	25

Notes (Unaudited)

MorphoSys AG (“the Company” or “MorphoSys”) develops and applies technologies for generating therapeutic antibodies. MorphoSys possesses a broad portfolio of proprietary compounds and an extensive pipeline of compounds jointly developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded in July 1992 as a German limited liability company and became a German stock corporation in June 1998. In March 1999, the Company completed its initial public offering on Germany’s “Neuer Markt,” the former segment of the Deutsche Börse designated for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, the Company completed its initial public listing on the Nasdaq Global Market with the placement of American Depositary Shares (ADS). Each ADS represents 1/4 of a MorphoSys ordinary share. MorphoSys AG’s registered head office is located in Planegg (district of Munich), and the registered business address is Semmelweisstraße 7, 82152 Planegg, Germany. The Company is registered in the Commercial Register of the District Court of Munich, Section B, under HRB 121023.

These interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) as applicable in the European Union (EU). These interim consolidated financial statements comply with IAS 34 “Interim Financial Reporting.”

The condensed interim consolidated financial statements do not contain all of the information and disclosures required for the financial year-end consolidated financial statements and, therefore, should be read in conjunction with the consolidated financial statements dated December 31, 2018.

The condensed interim consolidated financial statements were approved for publication on July 23, 2019.

The consolidated financial statements as of June 30, 2019, include MorphoSys AG, MorphoSys US Inc. (Boston, Massachusetts, USA), Lanthio Pharma B.V. (Groningen, the Netherlands) and LanthioPep B.V. (Groningen, the Netherlands), which are collectively known as the “Group”. MorphoSys US Inc. was included in the group of consolidated companies since July 2, 2018.

On January 31, 2019, MorphoSys disclosed that in its lawsuit against Janssen Biotech and Genmab A/S, the parties settled the dispute. As a result of this, the parties to the dispute agreed to drop the mutual claims related to this litigation. MorphoSys dismissed its claims and did not appeal from the previously-announced court order dated January 25, 2019. Janssen and Genmab dismissed their counterclaims.

Accounting Policies

Aside from the accounting and valuation principles and the principles included in the new and amended standards described below, the accounting and valuation principles applied to the consolidated financial statements for the financial year ending December 31, 2018, were the same

MorphoSys – II/2019

26	Group Interim Statement

applied to the first six months of 2019. The consolidated financial statements for the financial year ending December 31, 2018 can be found on the Company’s website under www.morphosys.com/financial-reports.

INVENTORY

In addition to raw materials and supplies, inventory as of June 30, 2019, also comprised manufacturing costs for the fermentation runs of antibody material (tafasitamab) that is required for the approval process in the United States. If successfully approved, the material may be used later for commercialization. Commercialization is regarded as a sale in the ordinary course of business in accordance with IAS 2, hence the material is accounted for as inventory. According to the Group’s accounting policies, these quantities qualify as inventory. For the time being, this inventory is valued at a net selling price of nil because tafasitamab has not yet received market approval. The resulting impairment in the amount of € 8.3 million was accounted for in cost of sales.

NEW AND REVISED STANDARDS AND INTERPRETATIONS APPLIED FOR THE FIRST TIME IN THE FINANCIAL YEAR

Standard/Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Impact on MorphoSys

IFRS 16	Leases	01/01/2019	yes	yes
IFRS 9 (A)	Prepayment Features with Negative Compensation	01/01/2019	yes	none
IAS 19 (A)	Plan Amendment, Curtailment or Settlement	01/01/2019	yes	none
IAS 28 (A)	Long-Term Interests in Associates and Joint Ventures	01/01/2019	yes	none
IFRIC 23	Uncertainty over Income Tax Treatments	01/01/2019	yes	none

	Annual Improvements to IFRS Standards 2015 - 2017	01/01/2019	yes	none

(A) Amendments

IFRS 16 – LEASES

The Group has applied the new IFRS 16 standard for leases since January 1, 2019. In the 2018 financial year, the Group had accounted for leases according to the IAS 17 standard, including the related interpretations (IFRIC 4, SIC-15, SIC-27). The lease agreements accounted for as operating leases in accordance with IAS 17 until December 31, 2018, were recognized as lease liabilities in the Group with the first-time application of IFRS 16. In accordance with IAS 17, payments made under operating leases, less lease incentives, were recognized in profit or loss on a straight-line basis over the term of the lease.

The Group applied IFRS 16 for the first time as of January 1, 2019, using the modified retrospective method. Comparative amounts for the 2018 financial year were not retroactively adjusted. On January 1, 2019, the Group recognized right-of-use assets in the amount of the lease liabilities in accordance with IFRS 16.C8 (b)(ii). Practical expedients in accordance with IFRS 16.C10 for leases previously classified as operating leases in accordance with IAS 17 were not applied. Leases entered into before the date of initial application were not reassessed as to whether a contract is, or contains,

MorphoSys – II/2019

Group Interim Statement	27

a lease at the date of first-time application, but the assessment previously made under IAS 17 was retained.

At inception of a contract, the Group assesses as to whether the contract is, or contains, a lease. The following lease categories have been identified, for which the transition to IFRS 16 on January 1, 2019 resulted in the accounting for leases under the new standard of lease contracts previously recognized as operating leases: buildings, vehicles and technical equipment. For contracts concluded after January 1, 2019, the assessment as to whether a contract is, or contains, a lease is done on the basis of IFRS 16. This is the case within the meaning of IFRS 16 if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Lease contracts are typically negotiated for fixed periods, but may include extension options. These terms offer the Group the greatest possible operational flexibility. For determining the lease terms all facts and circumstances are included which offer an economic incentive to exercise extension options. Extension options are only included in the lease term if the lease is reasonably certain to be extended. The leases include fixed and variable lease payments that depend on an index.

The lease liability as of January 1, 2019 was measured at present value. To determine the present value, the remaining lease payments were discounted to January 1, 2019 using the lessee’s incremental borrowing rate. The weighted average interest rate amounted to 2.17% and is mainly based on hypothetically granted bank loans for an asset with a similar value and term as the right-of-use asset.

Based on the operating lease liabilities as of December 31, 2018, the following table shows the reconciliation to the lease liabilities’ carrying amount in the opening balance sheet as of January 1, 2019.

in 000’ €	Lease Liabilities

Operating Lease Commitments disclosed as of December 31, 2018	22,530
Commitments for Not Identifiable Assets	(90)
Leases of Low Value Assets, Expensed on a Straight-Line Basis	(56)
Other	28
Lease Liabilities, undiscounted, as of January 1, 2019	22,412
Adjustments as a Result of Different Assessment of Extension Options	26,855
Gross Lease Liabilities as of January 1, 2019	49,267
Discounting	(8,484)
Lease Liabilities as of January 1, 2019	40,783
thereof short-term	2,026
thereof long-term	38,757

For one building, extension options (two times five years after a minimum lease term of ten years) were included in the determination of the lease liability as of January 1, 2019 as it is reasonably certain that these options will be exercised. This assessment is based on the fact that extensive alterations were made to this building to meet the Group’s requirements. Alternatives to the existing building are therefore only available to a very limited extent.

MorphoSys – II/2019

28	Group Interim Statement

The first-time application of IFRS 16 as of January 1, 2019 resulted in the recognition of right-of-use assets and lease liabilities of € 40.8 million in the balance sheet. In addition, current prepaid expenses of € 0.4 million resulting from rent paid in advance and non-current prepaid expenses of € 2.1 million were reclassified to the capitalized right-of-use asset as of January 1, 2019. Furthermore, as of January 1, 2019, current other liabilities of € 0.1 million and non-current other liabilities of € 0.7 million resulting from deferred rent-free periods were offset against the right-of-use asset. As a result of these reclassifications as of January 1, 2019, right-of-use assets (€ 42.5 million) and lease liabilities (€ 40.8 million) resulted in different amounts. This resulted in deferred tax liabilities of € 0.2 million.

IFRS 16 has a material impact on components of the consolidated financial statements and the presentation of net assets, financial position and results of operations. The resulting expansion in total liabilities has led to a decline in the equity ratio. The first-time adoption of IFRS 16 did not have an impact on equity as of January 1, 2019 and did not have a material impact on Group EBIT.

For lessees, IFRS 16 introduces a uniform approach to the accounting treatment of leases, whereby assets for the right of use and liabilities for the payment obligations must be recognized in the balance sheet for all leases. The right of use and the corresponding lease liability are to be recognized as of the date on which the Group can use the lease asset.

Right-of-use assets are measured at cost, which comprises the lease liability, lease payments made at or before the commencement date, less any lease incentives received, initial direct costs and asset removal obligations. The right-of-use assets are subsequently measured at amortized cost. The right-of-use assets are amortized on a straight-line basis to the earlier of the useful life or the lease term.

The lease liability is the present value of the fixed and variable lease payments that are paid during the term of the lease less any lease incentives receivable. The discounting is carried out based on the implied interest rate underlying the lease contract if the rate can be determined. If not, discounting is carried out based on the lessee’s incremental borrowing rate, i.e., the interest rate a lessee would need to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value and condition to the right-of-use asset in a similar economic environment.

For subsequent measurement, the carrying amount of the lease liabilities is increased to reflect interest on the lease liability and reduce to reflect the lease payments made. Each lease installment is divided into repayment and financing expenses. The financing expenses are recognized in profit or loss over the term of the lease.

The lease expenses recognized in the statement of income prior to and including the 2018 financial year have been replaced by depreciation on assets and interest expenses from the compounding of lease liabilities since January 1, 2019. This change means that the related costs are presented in different line items in the statement of income and differ in their total amount compared to the application of IAS 17. Due to the interest expenses reported under financial expenses in the statement of profit or loss, there is a material effect on Group EBIT in the financial year compared with the application of IAS 17. In accordance with IAS 17, interest expenses were a component of lease expenses and were reported under operating expenses in the income statement.

MorphoSys – II/2019

Group Interim Statement	29

Payments for the repayment of lease liabilities and payments relating to the interest portion of the lease liability have been allocated to cash flow from financing activities.

For low value lease assets or short-term leases (terms of less than twelve months), mainly technical equipment, the simplification options contained in IFRS 16 have been applied. Accordingly, no right-of-use assets and lease liabilities are recognized in the balance sheet, but lease payments are recognized as expenses over the term of the lease.

The right-of-use assets and lease liabilities developed as follows in the first six months of 2019.

	Right-of-Use Assets				Lease Liabilities
in 000’ €	Building	Cars	Technical Equipment	Total

Balance as of January 1, 2019	42,094	244	168	42,506	40,783
Additions	0	35	128	163	163
Depreciation of Right-of-Use Assets	(1,189)	(73)	(64)	(1,326)	0
Interest Expenses on Lease Liabilities	0	0	0	0	438
Lease Payments	0	0	0	0	(1,579)
Balance as of June 30, 2019	40,906	206	232	41,343	39,805

IFRS 16 had the following effect on the statement of profit or loss in the first six months of 2019.

Q1-Q2 (in 000’ € )	2019

Depreciation of Right-of-Use Assets	(1,326)
Interest Expenses on Lease Liabilities	(438)
Expenses for Short Term Leases	(17)
Expenses for Leases of Low Value Assets	0
Total	(1,781)

The following table shows the maturity analysis of lease liabilities as of June 30, 2019.

June 30, 2019 (in 000’ €) Contractual Maturities of Financial Liabilities	Up to One Year	Between One and Five Years	More than Five Years	Total Contractual Cash Flows	Carrying Amount Liabilities

Lease Liabilities	2,892	10,944	34,016	47,852	39,805

MorphoSys – II/2019

30	Group Interim Statement

The Group has entered into a lease for a building in Boston that commences on October 1, 2019. The minimum lease term of seven years results in a contractually agreed cash outflow of US-$ 5.0 million. The contract contains an extension option for five years.

NEW AND REVISED STANDARDS AND INTERPRETATIONS THAT WERE NOT YET MANDATORY

The following new and revised standards and interpretations, which were not yet mandatory for the reporting period or were not yet adopted by the European Union were not applied in advance. Standards with the remark “yes” are likely to have an impact on the consolidated financial statements and are currently being assessed by the Group. The following discussion focuses only on those changes that have a material impact. The impact on the consolidated financial statements from the amendments to IAS 1 and IAS 8 is not considered to be material and is therefore not explained separately. Standards with the remark “none” are not expected to have a material impact on the consolidated financial statements.

Standard/Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys

IFRS 3 (A)	Business Combinations	01/01/2020	no	none
IFRS 17	Insurance Contracts	01/01/2021	no	none
IAS 1 und IAS 8 (A)	Definition of Material	01/01/2020	no	yes

	Amendments to References to the Conceptual Framework in IFRS Standards	01/01/2020	no	none

(A) Amendments

Segment Reporting

When conducting segment reporting, the Group applies IFRS 8 “Segment Reporting”. An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses and whose operating results are regularly reviewed by the entity’s chief operating decision maker, the Management Board, and for which discrete financial information is available.

Segment information is provided for the Group’s operating segments based on the Group’s management and internal reporting structures. Segment results and segment assets include items that can be either directly attributed to the individual segment or allocated to the segment on a reasonable basis.

The Management Board evaluates a segment’s economic success using selected key figures so that all relevant income and expenses are included. EBIT, which the Company defines as earnings before finance income, finance expenses, impairment losses on financial assets and income taxes, is the key benchmark for measuring and evaluating the operating results. Other key internal reporting figures include revenues, operating expenses, segment results and the liquidity position.

MorphoSys – II/2019

Group Interim Statement	31

The Group consists of the operating segments described below.

PROPRIETARY DEVELOPMENT

The segment comprises all activities related to the proprietary development of therapeutic antibodies and peptides. Currently, this segment’s activities comprise a total of twelve antibody and peptide programs, with tafasitamab (MOR208) representing the Company’s most advanced proprietary clinical program. Also included are the antibody MOR202, which was partially out-licensed to I-Mab Biopharma; MOR106, which had been co-developed with Galapagos and out-licensed to Novartis during the reporting year; and the Company’s MOR103 program, which was out-licensed to GlaxoSmithKline (GSK) in 2013. The partially or completely out-licensed programs have been part of the Proprietary Development segment since the beginning of their development and will therefore continue to be reported in this segment. MorphoSys is also pursuing other early-stage proprietary development and co-development programs. These include the clinical program MOR107 (formerly LP2), which originated from the acquisition of Lanthio Pharma B.V. This program was evaluated in a phase 1 study in healthy volunteers and is currently undergoing preclinical studies for oncology indications. One other program is in preclinical development, and six other programs are in drug discovery. The Proprietary Development segment also manages the development of proprietary technologies.

PARTNERED DISCOVERY

MorphoSys possesses one of the leading technologies for generating therapeutics based on human antibodies. The Group markets this technology commercially through its partnerships with numerous pharmaceutical and biotechnology companies. The Partnered Discovery segment encompasses all operating activities relating to these commercial agreements.

Q1-Q2	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’ € )	2019	2018	2019	2018	2019	2018	2019	2018

External Revenues	31,665	259	16,539	10,665	0	0	48,204	10,924
Operating Expenses	(63,698)	(40,772)	(4,791)	(4,545)	(9,025)	(9,306)	(77,514)	(54,623)
Segment Result	(32,033)	(40,513)	11,748	6,120	(9,025)	(9,306)	(29,310)	(43,699)
Other Income	46	96	0	0	274	719	320	815
Other Expenses	0	0	0	0	(331)	(285)	(331)	(285)
Segment EBIT	(31,987)	(40,417)	11,748	6,120	(9,082)	(8,872)	(29,321)	(43,169)
Finance Income							1,055	217
Finance Expenses							(690)	(523)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets							859	(727)
Earnings before Taxes							(28,097)	(44,202)
Income Tax Expenses							(433)	1,175
Net Loss							(28,530)	(43,027)

MorphoSys – II/2019

32	Group Interim Statement

Q2	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’ € )	2019	2018	2019	2018	2019	2018	2019	2018

External Revenues	25,909	65	8,747	8,060	0	0	34,656	8,125
Operating Expenses	(32,933)	(24,690)	(2,480)	(2,578)	(4845)	(5,468)	(40,258)	(32,736)
Segment Result	(7,024)	(24,625)	6,267	5,482	(4845)	(5,468)	(5,602)	(24,611)
Other Income	(5)	68	0	0	171	461	166	529
Other Expenses	0	0	0	0	(296)	(64)	(296)	(64)
Segment EBIT	(7,029)	(24,557)	6,267	5,482	(4,970)	(5,071)	(5,732)	(24,146)
Finance Income							113	196
Finance Expenses							(440)	(247)
Impairment Losses on Financial Assets							291	(639)
Earnings before Taxes							(5,768)	(24,836)
Income Tax Benefit / (Expenses)							(91)	1,297
Net Profit / (Loss)							(5,860)	(23,539)

* Differences due to rounding.

The table below provides an overview of the geographic distribution of Group revenues based on the location of the partner.

Q1-Q2 (in 000’ €)	2019	2018

Germany	145	259
Europe and Asia	34,378	1,662
USA and Canada	13,681	9,003
Total	48,204	10,924

Group revenues included € 29.7 million (Q1-Q2 2018: € 3.4 million) of success-based payments and € 13.7 million (Q1-Q2 2018: € 5.4 million) of royalties. The overview below shows the schedule for meeting performance obligations.

Q1-Q2	Proprietary Development		Partnered Discovery
(in 000’ € )	2019	2018	2019	2018

At a Point in Time thereof performance obligations fulfilled in previous periods: in Proprietary Development € 29.1 million in 2019 and € 0 in 2018 and in Partnered Discovery € 13.7 million in 2019 and € 8.6 million in 2018	31,665	259	16,271	10,336
Over Time	0	0	268	329
Total	31,665	259	16,539	10,665

Accounts receivable and contract assets included accounts receivable in the amount of € 19.4 million (December 31, 2018: € 17.7 million) and contract assets in the amount of € 22.0 million (December 31, 2018: € 0). The contract assets resulted from GSK’s milestone payment for the antibody otilimab.

MorphoSys – II/2019

Group Interim Statement	33

Financial Instruments

MorphoSys regularly employs forward rate contracts to hedge its foreign exchange risk. As of June 30, 2019, there were 5 unsettled forward rate agreements (December 31, 2018: 9) with remaining maturities of one to seven months. The gross unrealized gain of € 0.2 million (December 31, 2018: gross unrealized gain of € 0.1 million) was recorded in the financial result.

Fair Value Measurement

MorphoSys uses the following hierarchy for determining and disclosing the fair value of financial instruments.

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities to which the Company has access.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

The carrying amounts of financial assets and liabilities, such as other financial assets at amortized cost, as well as accounts payable and receivable, approximate their fair values due to their short-term maturities.

Hierarchy Level 2 contains forward exchange contracts to hedge exchange rate fluctuations, term deposits and restricted cash. Future cash flows for these forward exchange contracts are determined based on forward exchange rate curves. The fair value of these instruments corresponds to their discounted cash flows. The fair value of the term deposits and restricted cash is determined by discounting the expected cash flows at market interest rates.

Financial assets belonging to Hierarchy Level 3 include investments at fair value, with changes recognized in other comprehensive income. No financial liabilities were assigned to Hierarchy Level 3.

There were no transfers from one fair value hierarchy level to another in the years 2019 and 2018.

The fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet consist of the following items:

MorphoSys – II/2019

34	Group Interim Statement

June 30, 2019 (in 000’ €)	Hierarchy Level	Not classified into a Measurement Category	Financial Assets at Amortized Cost	Financial Assets at Fair Value (Through Profit or Loss)

Cash and Cash Equivalents	*		54,705	0
Financial Assets at Fair Value through Profit or Loss	1		0	50,946
Other Financial Assets at Amortized Cost	*		233,769	0
Accounts Receivable and Contract Assets	*		41,437	0
Other Receivables
thereof Financial Assets	*		1,510
thereof Forward Exchange Contracts used for Hedging	2		0	212
Current Assets			331,421	51,158
Other Financial Assets at Amortized Cost, Net of Current Portion	2		69,732	0
Shares at Fair Value through Other Comprehensive Income	3		0	0
Prepaid Expenses and Other Assets, Net of Current Portion
thereof Non-Financial Assets	n/a	165
thereof Restricted Cash	2		726	0
Non-current Assets		165	70,458	0
Total		165	401,879	51,158
Accounts Payable and Accruals	*		0	0
Convertible Bonds - Liability Component	2		0	0
Current Liabilities			0	0
Total			0	0

MorphoSys – II/2019

Group Interim Statement	35

Financial Assets at Fair Value (Through Other Comprehensive Income)	Financial Liabilities at Amortized Cost	Financial Liabilities at Fair Value	Total Carrying Amount	Fair value

0	0	0	54,705	*

0	0	0	50,946	50,946

0	0	0	233,769	*

0	0	0	41,437	*
			1,722
			1,510	*

0	0	0	212	212
0	0	0	382,579

0	0	0	69,732	69,732

338	0	0	338	338

			891
			165	n/a
0	0	0	726	701
338	0	0	70,961
338	0	0	453,540
0	(48,801)	0	(48,801)	*

0	(72)	0	(72)	(72)
0	(48,873)	0	(48,873)
0	(48,873)	0	(48,873)

* Declaration waived in line with IFRS 7.29 (a). For these instruments carrying amount is a reasonable approximation of fair value.

** Declaration waived in line with IFRS 7.29 (d).

MorphoSys – II/2019

36	Group Interim Statement

December 31, 2018 (in 000’ €)	Hierarchy Level	Not classified into a Measurement Category	Financial Assets at Amortized Cost	Financial Assets at Fair Value (Through Profit or Loss)

Cash and Cash Equivalents	*		45,460	0
Financial Assets at Fair Value through Profit or Loss	1		0	44,581
Other Financial Assets at Amortized Cost	*		268,923	0
Accounts Receivable	*		17,733	0
Other Receivables
thereof Financial Assets	*		81
thereof Forward Exchange Contracts used for Hedging	2		0	66
Current Assets			332,197	44,647
Other Financial Assets at Amortized Cost, Net of Current Portion	2		95,749	0
Shares at Fair Value through Other Comprehensive Income	3		0	0
Prepaid Expenses and Other Assets, Net of Current Portion
thereof Non-Financial Assets	n/a	2,271
thereof Restricted Cash	2		711	0
Non-current Assets		2,271	96,460	0
Total		2,271	428,657	44,647
Accounts Payable and Accruals	*		0	0
Current Liabilities			0	0
Convertible Bonds - Liability Component	2		0	0
Non-current Liabilities			0	0
Total			0	0

* Declaration waived in line with IFRS 7.29 (a). For these instruments carrying amount is a reasonable approximation of fair value.

MorphoSys – II/2019

Group Interim Statement	37

Financial Assets at Fair Value (Through Other Comprehensive Income)	Financial Liabilities at Amortized Cost	Financial Liabilities at Fair Value	Total Carrying Amount	Fair value

0	0	0	45,460	*

0	0	0	44,581	44,581
0	0	0	268,923	*
0	0	0	17,733	*
			147
			81	*

0	0	0	66	66
0	0	0	376,844

0	0	0	95,749	95,749
232	0	0	232	232

			2,982
			2,271	n/a
0	0	0	711	701
232	0	0	98,963
232	0	0	475,807
0	(44,761)	0	(44,761)	*
0	(44,761)	0	(44,761)
0	(72)	0	(72)	(72)
0	(72)	0	(72)
0	(44,833)	0	(44,833)

The change in shares at fair value through other comprehensive income in the first half of 2019 is shown below.

in 000’ €	01/01/2019	Additions	Disposals	Through Other Comprehensive Income	Through Profit or Loss	06/30/2019

Shareholdings	232	0	0	106	0	338

As of June 30, 2019, the fair value of the investment was measured at € 0.3 million (December 31, 2018: € 0.2 million). The increase of € 0.1 million was recognized directly in equity.

The significant unobservable input parameters used in the measurement were corporate planning assumptions, the probability-weighted estimate of cash flows and the discount rate. From the information currently available, a material change in corporate planning is not considered likely and therefore the cash flow forecasts used are considered as a suitable basis for determining the fair value. A change in the pre-tax WACC of +/- 1.0% would cause a € 0.1 million lower or € 0.1 million

MorphoSys – II/2019

38	Group Interim Statement

higher amount of equity. A sensitivity analysis for changes in cash flows was not performed because the cash flows have already been probability-adjusted in the fair value calculation to reflect the probabilities of success in the various stages of development. There are no significant relationships between the significant unobservable input parameters.

Changes in Stockholder’s Equity

COMMON STOCK

On June 30, 2019, the Company’s common stock including treasury stock amounted to € 31,839,572 (December 31, 2018: € 31,839,572).

As of June 30, 2019, the value of treasury shares decreased to € 9,442,544 from € 10,398,773 on December 31, 2018. This decline resulted from the transfer of 23,738 of the Company’s own shares in the amount of € 877,356 from the performance-based 2015 Long-Term Incentive Plan (LTI Plan) to the Management Board and Senior Management Group. The vesting period for this LTI program expired on April 1, 2019 and provided beneficiaries with a six-month term until October 14, 2019 to receive a total of 52,328 treasury shares. In addition, a total of 2,134 treasury shares in the amount of € 78,873 were transferred to related persons. As a result of these transactions, MorphoSys held 255,164 treasury shares as of June 30, 2019 (December 31, 2018: 281,036 treasury shares).

ADDITIONAL PAID-IN CAPITAL

On June 30, 2019, additional paid-in capital amounted to € 622,013,000 (December 31, 2018: € 619,908,453). The increase totaling € 2.104.547 resulted mainly from the allocation of personnel expenses from share-based payments in the amount of € 3,060,776. This was partly compensated by the decline from the reclassification of own shares related to the allocation of shares in the amount of € 877,356 from the 2015 Long-Term Incentive Plan and the allocation of own shares to related persons in the amount of € 78,873.

OTHER COMPREHENSIVE INCOME RESERVE

On June 30, 2019, the other comprehensive income reserve amounted to € -73,316 (December 31, 2018: € -210,890). As of June 30, 2019, this reserve included changes in the fair value of equity instruments of € -21,458 (December 31, 2018: € -127,458) and currency losses from the consolidation of € -51.858 (December 31, 2018: € -83,432).

Changes in Stock Options, Convertible Bonds, and Performance Shares

In the first six months of 2019, there were no convertible bonds issued to the Management Board, Senior Management Group or employees.

In April 2019 under the 2019 Stock Option Plan (SOP), a total of 76,482 stock options were issued to the Management Board, Senior Management Group and certain Company employees who were not part of the Senior Management Group. Further details can be found in Note 7.

In April 2019 under the 2019 Long-Term Incentive Plan (LTI Plan), a total of 22,763 performance shares were issued to the Management Board, Senior Management Group and certain Company

MorphoSys – II/2019

Group Interim Statement	39

employees who were not part of the Senior Management Group. Further details can be found in Note 8.

In April 2019 under the MorphoSys US Inc. - 2019 Long-Term Incentive Plan (LTI Plan), a total of 14,283 performance shares were issued to the President and selected employees of MorphoSys US Inc. Further details can be found in Note 9.

After the expiration of the four-year vesting period, the Management Board, Senior Management Group and former members of the Senior Management Group who have since left the Company were granted a six-month term to receive a total of 52,328 shares from the 2015 LTI program. As of June 30, 2019, a total of 23,738 shares from the 2015 LTI program were transferred to the program’s beneficiaries.

After the expiration of the four-year vesting period, the Management Board and Senior Management Group have a term until March 31, 2020 to exercise a total of 436,585 convertible bonds from the 2013 program. As of June 30, 2019, a total of 239,552 conversion rights from this program had been exercised and thereby created the same number of shares.

Stock Options

On April 1, 2019, MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, the program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2019 and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares of the Company. The subscription rights vest each year by 25% during the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute MorphoSys share price performance and the relative MorphoSys share price performance compared to the Nasdaq Biotechnology Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.

The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 87.86.

MorphoSys reserves the right to settle the exercise of stock options through either newly created shares from Conditional Capital 2016-III or, alternatively, through the issuance of treasury shares or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2026.

If a member of the Management Board ceases to hold an office at MorphoSys Group prior to the end of the four-year vesting period/performance period, the Management Board member (or the member’s heirs) would be entitled to a precise daily pro rata amount of subscription rights.

MorphoSys – II/2019

40	Group Interim Statement

If a member of the Management Board ceases to hold an office at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation.

If a cumulative absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of subscription rights. Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

As of April 1, 2019, a total of 76,482 stock options had been granted to beneficiaries, of which 31,395 had been granted to the Management Board, 38,005 to the Senior Management Group and 7,082 to selected Company employees who do not belong to the Senior Management Group. The stated number of stock options granted is based on 100% target achievement. The fair value of the stock options on the grant date was € 31.81 per stock option. In the period from the grant date to June 30, 2019, no beneficiaries left MorphoSys, and no stock options forfeited. For the calculation of personnel expenses resulting from share-based payment under the 2019 Stock Option Plan, the assumption is that four beneficiaries would leave the Company during the four-year period.

The fair value of the stock options from the 2019 Stock Option Plan was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share price volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters of the program are listed in the table below.

April 2019 Stock Option Plan

Share Price on Grant Date in €	85.00
Strike Price in €	87.86
Expected Volatility of the MorphoSys share in %	37.76
Expected Volatility of the Nasdaq Biotech Index in %	18.61
Expected Volatility of the TecDAX Index in %	26.46
Performance Term of Program in Years	4.0
pDividend Yield in %	n/a
Risk-free Interest Rate in %	between 0.02 and 0.13

Long-Term Incentive Plan

On April 1, 2019, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). According to IFRS 2, this program is considered a share-based payment program with settlement in equity instruments

MorphoSys – II/2019

Group Interim Statement	41

and is accounted for accordingly. The LTI plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2019, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on key performance criteria comprising the absolute and the relative MorphoSys share price performance compared to the Nasdaq Biotechnology Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0 % in one year, no shares will be earned for that year. In any case, the maximum pay-out at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a certain allocation of shares under the LTI plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year vesting period, there is a six-month term during which the Company can transfer the performance shares to the beneficiaries.

If the number of repurchased shares is not sufficient for servicing the LTI plan, MorphoSys reserves the right to pay a certain amount of the LTI plan in cash equal to the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date.

If a member of the Management Board ceases to hold an office at MorphoSys Group prior to the end of the four-year vesting period/performance period, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of performance shares.

If a member of the Management Board ceases to hold an office at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), the beneficiary will not be entitled to performance shares.

If a cumulative absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of performance shares. Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a certain allocation of performance shares under the LTI plan occurs at the end of the four-year vesting period at the earliest.

A total of 22,763 of these shares were granted to beneficiaries on April 1, 2019 with 9,347 shares granted to the Management Board, 11,306 shares granted to the Senior Management Group and 2,110 shares allocated to selected employees of the Company who are not members of the Senior Management Group. The number of shares granted is based on 100% target achievement and a company factor of 1. The fair value of the performance shares on the grant date was € 106.85 per share. From the grant date until June 30, 2019, no beneficiaries have left MorphoSys, and no stock options have been forfeited. For the calculation of the personnel expenses from share-

MorphoSys – II/2019

42	Group Interim Statement

based payment under the 2019 LTI plan, the assumption is that four beneficiaries would leave the Company during the four-year period.

The fair value of the performance shares from the 2019 Long-Term Incentive Plan was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters of the program are listed in the table below.

April 2019 Long-Term Incentive Program

Share Price on Grant Date in €	85.00
Strike Price in €	n/a
Expected Volatility of the MorphoSys share in %	37.76
Expected Volatility of the Nasdaq Biotech Index in %	18.61
Expected Volatility of the TecDAX Index in %	26.46
Performance Term of Program in Years	4.0
Dividend Yield in %	n/a
Risk-free Interest Rate in %	between 0.02 and 0.13

MorphoSys US Inc. – 2019 Long-Term Incentive Plan

On April 1, 2019, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the President and selected employees of MorphoSys US Inc. (beneficiaries). According to IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The plan has a term of four years and comprises four performance periods with a term of one year each. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US Inc. during the annual performance period. The performance criteria can be met annually up to a maximum of 125%. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. At the end of each of the one-year performance periods, there is a six-month term during which the Company can transfer the performance shares to the beneficiaries.

If the number of repurchased shares is not sufficient for servicing the LTI plan, MorphoSys reserves the right to pay a certain amount of the LTI plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the average share price of MorphoSys shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the granting of the performance shares.

If a beneficiary ceases to hold an office or terminates his/her employment at MorphoSys US Inc. prior to the end of the four-year performance period, the beneficiary is entitled to a precise daily

MorphoSys – II/2019

Group Interim Statement	43

pro rata amount of performance shares for the performance periods already completed or started.

A total of 14,283 own shares were granted to US beneficiaries on April 1, 2019 with 5,065 shares granted to the President and 9,218 shares granted to selected employees of MorphoSys US Inc. The stated number of shares granted is based on 100% target achievement. The fair value of the performance shares on June 30, 2019 was € 84.45 per share. From April 1 to June 30, 2019, no US beneficiaries left MorphoSys US Inc., and no stock options forfeited. For the calculation of the personnel expenses from share-based payment under the 2019 LTI plan, the assumption is that one beneficiary would leave the Company during the four-year period.

Personnel Expenses Resulting from Share-Based Payments

In the first six months of 2019, personnel expenses resulting from share-based payments totaling € 3.1 million were recognized in the income statement (Q1-Q2 2018: € 3.8 million). In 2019, this amount resulted solely from share-based payments settled with equity instruments, of which an amount of € 1.5 million was related to personnel expenses associated with LTI programs (Q1-Q2 2018: € 1.0 million) and € 1.6 million (Q1-Q2 2018: € 0.7 million) to stock options.

Managers’ Transactions

The Group engages in business relationships with its Management Board and Supervisory Board members as related parties. In addition to cash compensation, the Company has granted stock options, convertible bonds and performance shares to members of the Management Board.

The tables below show the shares, stock options, convertible bonds and performance shares held by the members of the Management Board and Supervisory Board, as well as the changes in the members’ ownership in the first six months of 2019.

MorphoSys – II/2019

44	Group Interim Statement

SHARES

	01/01/2019	Additions	Sales	06/30/2019

Management Board
Dr. Simon Moroney	483,709	0	0	483,709
Jens Holstein	17,017	0	0	17,017
Dr. Malte Peters	12,818	0	9,505	3,313
Dr. Markus Enzelberger	1,676	0	0	1,676
Total	515,220	0	9,505	505,715

Supervisory Board
Dr. Marc Cluzel	500	0	0	500
Dr. Frank Morich	1,000	0	0	1,000
Michael Brosnan	0	0	0	0
Sharon Curran [1]	-	0	0	0
Dr. George Golumbeski	0	0	0	0
Wendy Johnson	500	0	0	500
Krisja Vermeylen	350	0	0	350
Total	2,350	0	0	2,350

STOCK OPTIONS

	01/01/2019	Additions	Forfeitures	Exercises	06/30/2019

Management Board
Dr. Simon Moroney	22,395	10,587	0	0	32,982
Jens Holstein	14,673	6,936	0	0	21,609
Dr. Malte Peters	14,673	6,936	0	0	21,609
Dr. Markus Enzelberger	11,742	6,936	0	0	18,678
Total	63,483	31,395	0	0	94,878

CONVERTIBLE BONDS

	01/01/2019	Additions	Forfeitures	Exercises	06/30/2019

Management Board
Dr. Simon Moroney	88,386	0	0	0	88,386
Jens Holstein	30,000	0	0	0	30,000
Dr. Malte Peters	0	0	0	0	0
Dr. Markus Enzelberger	0	0	0	0	0
Total	118,386	0	0	0	118,386

MorphoSys – II/2019

Group Interim Statement	45

PERFORMANCE SHARES

	01/01/2019	Additions	Forfeitures	Allocations [2]	06/30/2019

Management Board
Dr. Simon Moroney	27,050	3,152	0	0	30,202
Jens Holstein	17,936	2,065	0	0	20,001
Dr. Malte Peters	5,132	2,065	0	0	7,197
Dr. Markus Enzelberger	7,031	2,065	0	0	9,096
Total	57,149	9,347	0	0	66,496

1 Sharon Curran has joined the Supervisory Board of MorphoSys AG on May 22, 2019.

2 Allocations are made as soon as performance shares are transferred within the six-month term after the end of the four-year waiting period.

The Supervisory Board of MorphoSys AG does not hold any stock options, convertible bonds or performance shares.

Transactions with Related Parties

Excluding the transactions described under “Managers’ Transactions”, there were no further transactions carried out with related parties in the first six months of 2019. As of June 30, 2019, the Senior Management Group of MorphoSys AG held 103,280 stock options (December 31, 2018: 72,604 stock options), 11,233 convertible bonds (December 31, 2018: 11,233 convertible bonds) and 70,842 performance shares (December 31, 2018: 83,660 performance shares), which were granted by the Company.

As of June 30, 2019, the President of MorphoSys US Inc. held 5.065 performance shares (December 31, 2018: 0 performance shares), which were granted by the Company. A new stock option program and a new performance share program were issued to the Senior Management Group of MorphoSys AG and a new performance share program was issued to the President of MorphoSys US Inc. during the first six months of 2019. Further details can be found in Notes 7, 8 and 9.

On April 1, 2019, the Senior Management Group was allocated 26,106 shares from the 2015 LTI program with a six-month term to receive these shares. As of June 30, 2019, the Senior Management Group had exercised options to receive 19,939 shares.

MorphoSys – II/2019

46	Group Interim Statement

Subsequent Events

On July 8, 2019, MorphoSys and Vivoryon Therapeutics AG announced that they have entered into an agreement under the terms of which MorphoSys has obtained an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. The option covers worldwide development and commercialization for cancer of Vivoryon’s family of inhibitors of the glutaminyl-peptide cyclotransferase-like (QPCTL) enzyme, including its lead compound PQ912. In exchange, MorphoSys has committed to investing up to € 15 million in a minority stake in Vivoryon Therapeutics as part of a capital raise planned for later this year.

MorphoSys – II/2019

Group Interim Statement	47

Responsibility Statement

“To the best of our knowledge, and in accordance with the applicable accounting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the Group’s net assets, financial position and results of operations, and the group interim management report provides a fair view of the development and performance of the business and the position of the Group together with a description of the principal opportunities and risks associated with the Group’s expected development during the remainder of the financial year.”

Planegg, July 23, 2019

Dr. Simon Moroney	Jens Holstein
Chief Executive Officer	Chief Financial Officer

Dr. Malte Peters	Dr. Markus Enzelberger
Chief Development Officer	Chief Scientific Officer

MorphoSys – II/2019

48	Group Interim Statement

Auditor’s Review Report

TO MORPHOSYS AG, PLANEGG:

We have reviewed the condensed consolidated interim financial statements – comprising the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in stockholders’ equity, consolidated statement of cash flows and notes to the interim consolidated financial statements – and the interim group management report of MorphoSys AG for the period from January 1 to June 30, 2019, which are part of the half-year financial report pursuant to Article 115 WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed consolidated interim financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and of the interim group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent Company’s Management Board. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim group management report based on our review.

We conducted our review of the condensed consolidated interim financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation and with moderate assurance that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of Company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that lead us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU or that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Munich, July 23, 2019

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

Stefano Mulas	Holger Lutz
Wirtschaftsprüfer (German Public Auditor)	Wirtschaftsprüfer (German Public Auditor)

MorphoSys – II/2019

Group Interim Statement	49

Imprint

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.:	+49-89-89927-0
Fax:	+49-89-89927-222
Email:	info@morphosys.com

www.morphosys.com

Corporate Communications and Investor Relations

Tel.:	+49 -89-89927-404
Fax:	+49 -89-89927-5404
Email:	investors@morphosys.com

Published on August 6, 2019

This half-year report is also available in German and may be downloaded from the Company’s website (PDF).

Concept and Design

3st kommunikation GmbH, Mainz

Translation

Klusmann Communications, Niedernhausen

Produced in-house using firesys.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys – II/2019

Financial Calendar 2019

MARCH 13, 2019	PUBLICATION OF 2018 YEAR-END RESULTS
MAY 7, 2019	PUBLICATION OF FIRST QUARTER INTERIM STATEMENT 2019
MAY 22, 2019	2019 ANNUAL GENERAL MEETING IN MUNICH
AUGUST 6, 2019	PUBLICATION OF 2019 HALF-YEAR REPORT
OCTOBER 29, 2019	PUBLICATION OF THIRD QUARTER INTERIM STATEMENT 2019

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.: +49-89-89927-0

Fax: +49-89-89927-222

www.morphosys.com